UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

COMMONCACHE INC.
18851 NE 29th Avenue
7th Floor
Aventura, FL 33180

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

           This Information Statement is being mailed on or about October 5, 2007, by Commoncache, Inc. (the  "Company") to the holders of record of shares of its Common Stock as of the close of business on October 5, 2007. This information  statement is provided to you for information  purposes only. We are not  soliciting   proxies  in  connection  with  the  items  described  in  this Information  Statement. You  are  urged  to  read  this  Information  Statement carefully. You are not, however, required to take any action.

You are  receiving  this  Information  Statement  in  connection  with  the appointment of five new members to the Company's Board of Directors,  in place of all  current  members  of the  Board,  as a result of a change in control of the Company.

Commoncache, Inc. (OTCBB: CCAH.OB) provides file servers that automatically scrape and temporarily archive websites that are listed on the most popular community websites around the internet.  In the event that these websites are reaching a saturation point, users will be able to continue to access the content of the webpage by seamlessly accessing the data being cached on the Commoncache servers.  Current popular websites like Slashdot.org, Digg.com, and BoingBoing.net have hundreds of thousands of daily visitors. These websites, among others, are based on the concept of community-submitted links to articles,  websites,  and media files found  around the internet in thousands of different places.  There is a particular problem that commonly affects websites that  host  the  content  that  these  websites  list,  known  popularly  as the "Slashdot/Digg Effect". The "Effect" is simple in definition, but the answer has proved elusive.  Many of the websites that are linked to from these community sites are run by bloggers and/or small companies that have limitations on their websites as established by their  respective  web host  providers.  The "Effect" occurs as thousands of people who daily read these community  websites  suddenly start visiting the websites that host the linked content.  Within a short matter of time, these small websites are over-run and all of their bandwidth allotment is used up, or the servers that host the website are overloaded.

On September 28, 2007, Commoncache, Inc. (“Commoncache” or the “Company”) entered into and closed a share exchange agreement (the “Agreement”) with Freecom, LLC, a Florida limited liability company (“FreeCom”), and each of FreeCom’s holders of membership interests (the “FreeCom Interestholders”).

Pursuant to the Agreement, Commoncache acquired all of the issued and outstanding ownership interests of FreeCom in exchange for an aggregate of 37,000,000 shares of Commoncache common stock. Concurrently with the closing of the Agreement, the existing shareholders of Commoncache returned 21,500,000 shares of common stock to treasury for cancellation. In addition, the existing shareholders who did not return their shares received anti-dilution protection for a period of three years. Upon completion of the foregoing transactions, Commoncache had an aggregate of 41,182,700 shares of common stock issued and outstanding, and the FreeCom Interestholders acquired 89% of the issued and outstanding capital stock of Commoncache.

Pursuant to the Agreement, FreeCom and the FreeCom Interestholders agreed to use best efforts to, among other things, (i) change the name of Commoncache to “Global Roaming Distribution, Inc.” , (ii) convert FreeCom from a limited liability company to a corporation and change FreeCom’s name to “Global Roaming Distribution Corporation”, (iii) complete a 4-to-1 forward split of the Commoncache common stock (by way of a mandatory exchange of certificates), and (iv) increase the authorized capital of Commoncache to 300,000,000 shares of common stock and 50,000,000 shares of preferred stock."

              The information  contained in this  Information  Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder,  concerning each person  chosen  for our  Board of  Directors  has been  furnished  to us by each individual,  and we assume no responsibility  for the accuracy,  completeness or fairness of any of that information.

CERTAIN INFORMATION REGARDING THE COMPANY

In connection with the closing of the Agreement, Mssrs. Roger E. Pawson and Jeff Reidy have agreed to resign as directors of the Company, and Yakov Sarousi, Michael Thaler, and Jenny Callicott were appointed as incoming members to the Board of Directors of the Company.

To the best of the Company’s knowledge, none of the incoming directors is currently a director or, or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the designees have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or have been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Voting Securities

Our authorized capital consists of 100,000,000 shares of common stock with a par value of $0.001, and 10,000,000 shares of preferred stock with a par value of $0.001. At the close of business on September 28, 2007,  the Company had 41,182,700 shares of Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of October 5, 2007 with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Title of	Name and Address of Beneficial Owner	Amount and	Percent of
Class		Nature of	Class[1]
		Beneficial
		Ownership
Common	Global Roaming, Inc.(3)	12,368,400	30.0%

Common	FreeCom, Inc.(4)	8,965,800	21.8%

Common	The Vantage Group, Ltd.(5)	6,700,000	16.3%

Common	Bernard Touret	8,965,800	21.8%

Common	Directors and officers as a group (4 persons)	30,300,000	73.6%

*Represents less than 1% beneficial ownership.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o 18851 NE 29th Avenue, 7th Floor, Aventura, FL 33180.
(2)
Applicable percentage ownership is based on an assumption of 41,182,700 shares of common stock outstanding as of September 28, 2007, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently obtainable or obtainable within 60 days of September 28, 2007 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Yakov Sarousi and Michael Thaler are the owners of Global Roaming, Inc.
(4)	Frederic Fournel is the owner of FreeCom, Inc.
(5)	Lyle Hauser is the owner of The Vantage Group Ltd.

Changes to the Board of Directors

The  following  sets  forth the names  of the  current  Directors, nominees for  Director and  executive  officers of the  Company, and the  principal positions with the Company held by such persons. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the Merger, but plans to establish some or all of such committees in the future. All such  applicable  functions  have been  performed by the Board of Directors as a whole. There  are no  family  relationships  among  any of the Directors, nominees or executive officers.

After the closing of the Agreement, Yakov Sarousi will serve as Chairman of the Board. The following individuals will also serve on the Board of Directors: Michael Thaler, Jenny Callicott, Frederic Fournel and Bernard Touret.  In addition, in connection with the closing under the Agreement: (i) each of the following officers of the Company submitted their resignations: Charles Lawrence and Jeff Reidy and (ii) the following individuals will be elected as officers of the Company: Yakov Sarousi – Chief Executive Officer; Michael Thaler – Chief Financial Officer; Jenny Callicott – Chief Operating Officer; Frederic Fournel – Vice President; and Bernard Touret – Vice President.  The Company’s executive offices have been relocated to: 18851 NE 29th Avenue, 7th Floor, Aventura, FL 33180.

Resigning Directors and Executive Officers

Mr. Jeff Reidy, President, CEO, CFO and Member of Board of Directors
Mr. Roger E. Pawson, Member of Board of Directors
Mr. Charles Lawrence, Vice President

Jeff Reidy, Directors

Jeff Reidy, age 27, worked for AT&T Wireless from  September 1999 to March 2003 as a Communication  Specialist  advancing to Third Manager while continuing to advance  sales  quotas.  Mr. Reidy was then recruited to manage an office of Jordyn Taylor Properties, Inc. in Palm Beach County, Florida. Mr. Reidy has been a licensed real estate agent and Realtor(R) professional since September 2002 and has been employed  with Jordyn Taylor  Properties,  Inc.  since March 2002.  Mr. Reidy has overseen the management of the company's  operations and was an active part in the more than thirty thousand recorded real estate transactions. For the past two plus years Mr. Reidy has handled the marketing for the organization and has established hundreds of vendor relationships.

Roger E. Pawson, Director

Roger E. Pawson, age 55, is a Company director. In 1996, Mr. Pawson was the President, Chief Executive  Officer and majority  shareholder of TLCO Software, Inc.  TLCO Software's primary  business  at that time was the  development  of advanced yet user friendly web authoring software using its proprietary code. In 1997, TLCO Software launched the "Web  Factory"(TM)  family of products,  which included   Web-Factory,   Author,   Web-Factory,   Site   Builder  Web  Factory, Professional  Edition.  These  products were the  foundation of TLCO  Software's expansion  into  Software  Publishing,  OEM &  Electronic  Markets.  Mr.  Pawson subsequently sold his  interest in the company in 2001.  Between 2001 and 2004, Mr.  Pawson  became  the  President  and Chief  Executive  Officer  of  National Developers,  an Arizona based development company that specialized in the design and construction of custom homes,  shopping malls and strip centers.  Mr. Pawson is presently  an  independent   business  consultant  and  advisor  to  various corporations.  Mr  Pawson received a Masters in Business  Studies  degree from Leeds University in Yorkshire, England in 1971.

Director Nominees and Executive Officers

Yakov Sarousi, President, President and Director

Yakov Sarousi, President and CEO:  Since July 2006 Yakov Sarousi has been chief executive officer of co-founded Global Roaming Inc., which he co-founded. From November 2003 to July 2006 Mr. Sarousi was President and chief executive officer of Group XPlore, an Israeli high-technology company, which he founded. In November 1996 Mr. Sarousi founded Labotec, an IT Global solutions provider, and served as its chief executive officer until November 2003. His expertise in finding communications solutions also placed him as Vice Chairman of the Board of Directors of I.P.E specialized in VoIP Telecom Services from 2003 to 2004. He received a MIAGE from University Paris XII, and a MBA from Ben-Gurion University in Israel. His unique understanding of all integrated technologies is the driving force of the breakthrough of CelTrek.

Michael Thaler, Chief Financial Officer, Treasurer and Director

Michael Thaler,  CFO:  Michael Thaler has been chief financial officer of Global Roaming Inc. since August 2006. From February 2002 to March 2006 Mr. Thaler spent most of his time managing private funding that invests solely in high interest loans secured by real estate.  The amount of funds managed totals approximately $70 million. About 90% of the real estate activity is in California. Mr. Thaler combines over 30 years of successful real estate development with an ongoing interest in cellular technology and applications.  A cellular user since 1983, he beta tested the first attempt at international roaming by a U.S. carrier.  More recently, he was asked to beta test a new type of wifi service about to be offered by a major operator.  Mr. Thaler recognized the capabilities of CelTrek for dramatically improving international roaming, and opted for changing his avocation to this occupation by filling the pivotal role of CFO.  Mr. Thaler received a BS in Economics from the Wharton Business School at the University of Pennsylvania.

Jenny Callicott, Chief Operating Officer and Director

Jenny Callicott, COO:  Jenny Callicott has been chief operating officer of Global Roaming Inc. since August 2006. From 2000-2004 she was Co-Producer for Proto Production's film Tropix, responsible for all aspects of pre- and post production and gaining distribution through Blockbuster.  From then until the present, she has worked with Production Costa Rica to bring film and commercial production to Costa Rica.  While in Costa Rica, Ms Callicott served from 1992 to 2002 as managing editor of Business Costa Rica, the American/Costa Rican Chamber of Commerce (AMCHAM) monthly English publication. During this same time she also managed the Boston and Costa Rican offices of CPR, which she sold in 2004.

Ms Callicott has been at the frontline of the cellular industry since the 1980's.  As one of the owners of Cellular Services of Boston, the leading sales and service center for Cellular One-Boston., she was pivotal in implementing the strategies to introduce the new world of "car phones" and later "mobile phones" to the general public. Seeing the problems of domestic cellular roaming for her customers, she later started CellRent, offering one of the first rental phone options in the US.  As domestic roaming issues gave way to international roaming dilemmas, CellRent and her later company, CPR Cellular Phone Rentals became the global roaming solution to Fortune 500 companies, government agencies, embassies, corporate travel agencies as well as the format for other major companies' rental programs.   Ms. Callicott is proud to be on the cutting edge again of cellular service with CelTrek.

Frederic Fournel, Vive President and Director

Frederic Fournel founded Freecom Inc Holding in 2005, became a principal member of Freecom, LLC in 2007 and has served as President of FreeCom since its formation. Prior to that time, Mr. Fournel was the President of Orgetc Technology S.A (financing office and telecom industry) from July 2003 to December 2006. Mr. Fournel was a shareholder and Vice President of Force Bureautique S.A (European leader in the copy machine industry) from November 1998 until 2003 and President of Force Consulting S.A, a subsidiary of Force Bureautique from January 2000 to Febuary 2002. In 2003, Frederic Fournel sold his interest in Force Bureautique. He has also served as Marketing Director of MATRA Security S.A (defense and security industry). Mr. Fournel received a Master in Business and Marketing from E.S.C.M Business School in Paris, France in 1991.

Bernard Touret, Director

Bernard Touret, Vice Presidnet and Director.  Mr. Touret was administrator & general manager of the SA DARNAL EXPANSION from 1976 to 1992. Touret owned 25% of the furniture retail company (100% held through his family).  After buying a large part of its competitors, the Company was introduced on the French Stock market in 1989. The Touret family acquired the majority of Pier Import Europe. Pier Import Europe operated 150 stores.

Executive Compensation

Commoncache, Inc.

Currently, management of the Company requires less than four (4) hours per month.  During 2005, the Company paid Roger Pawson the sum of $5,000 for current and future  services to be valued at  approximately  $250 per month, or $750 per quarter.  Concurrent with a change in management in August 2006, the Company has no further obligation to Mr. Pawson.

As initially  disclosed in an Annual  Report on Form 8-K, Mr. Reidy and Mr. Lawrence  were to each  receive  compensation  of $1,000.00  monthly  during the initial six-month period following their appointment in August 2006.  Subsequent thereto,  Mr. Reidy and Mr. Lawrence  reestablished  their  compensation rate to $3,000 each for the period from August 13, 2006 through  October 15,  2006.  For all  successive  periods,  Mr.  Reidy  and  Mr.  Lawrence  set  their  executive compensation  to $2,000  per  30-day  pay  period.  Future  adjustments  will be determined by Mr. Reidy and Mr. Lawrence in their capacity as executive officers and Mr.  Reidy as a Company  director.  See  Certain  Relationships  and Related Transactions.

The Company has no stock option,  retirement,  pension,  or  profit-sharing programs  for the benefit of  directors,  officers or other  employees,  but the Board of Directors  may  recommend  adoption of one or more such programs in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

Section  16(a)  of  the  Exchange  Act  requires  the  Company's  executive officers,  directors and persons who own more than 10% of a registered  class of the Company's equity  securities to file reports of their ownership  thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the  National  Association  of  Securities  Dealers,  Inc.  Executive  officers, directors and greater than 10%  stockholders  are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written  representations  from certain reporting persons that other filings were required for such  persons,  the Company  believes  that,  during the year ended December 31, 2006,  its  executive  officers,  directors  and 10%  stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee.  We intend to form a separate audit committee, and are seeking potential independent directors.  We are seeking experienced businesspeople and plan to appoint an individual qualified as an audit committee financial expert.

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, Commoncache, Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

           DATED: October 5, 2007
Commoncache, Inc.

By:	/s/ Yakov Sarousi
Yakov Sarousi President/CEO